NEWS RELEASE

PARAMOUNT ENERGY TRUST RELEASES YEAR END 2006

RESERVES AND FINANCIAL RESULTS

Calgary, AB – March 7, 2007 (TSX – PMT.UN) - Paramount Energy Trust (“PET" or the “Trust”) is pleased to release its fourth quarter and year end 2006 results as well as its year end reserves information.  Increased production and gains from the Trust’s commodity hedging program helped offset weaker natural gas prices, leading to solid financial results in 2006. The full text of the Trust’s audited consolidated financial statements and related management’s discussion and analysis can be found at www.sedar.com and on PET’s website at www.paramountenergy.com.

Conference Call and Webcast

PET will be hosting a conference call and webcast at 9:00 a.m., Mountain Time, Thursday March 8, 2007 to review this information.  Interested parties are invited to take part in the conference call by dialing one of the following telephone numbers 10 minutes before the start time: Toronto and area – 1-416-644-3429; outside Toronto – 1-800-590-1508.  The webcast will also be archived shortly following the presentation.  For a replay of this call please dial: Toronto and area - 1-416-640-1917; outside Toronto – 1-877-289-8525, passcode 21221877# until March 15, 2007.  To participate in the live webcast please visit:

www.paramountenergy.com or http://www.newswire.ca/en/webcast/index.cgi?companyID=897511748.

ANNUAL HIGHLIGHTS

•

Daily average production increased five percent to a record 153.4 MMcf/d in 2006. A full year of production from the shallow gas assets acquired in May 2005 (the “Northeast Alberta Assets”), the acquisition of an Alberta private company (“AcquireCo”) in February 2006 and a successful 2006 winter capital program all contributed to the production increase.  Excluding average production from the AcquireCo assets of 7.7 MMcf/d, the Trust’s exploration and development program of $126 million in 2006 essentially maintained production volumes at 146 MMcf/d.  Production additions from the 2006 capital program continue to enhance the Trust’s base production as wells drilled in the Trust’s all-weather access areas are completed, tied in and brought onstream in early 2007.

•

Higher production, hedging gains and lower royalty rates in 2006 relative to 2005 were offset by lower natural gas prices and higher operating costs as the Trust recorded cash flow of $236.7 million or $2.82 per Trust Unit for the year as compared to $260.2 million or $3.47 per Trust Unit for 2005.

•

PET’s average realized gas price was $7.52 per Mcf in 2006, down six percent from $7.97 per Mcf in 2005. PET’s natural gas price before financial hedging and physical forward sales decreased 24 percent to $6.61 per Mcf in 2006 from $8.71 in 2005, in line with the decrease in AECO prices for the year. The $0.91 per Mcf increase in the Trust’s realized natural gas price as compared to PET’s gas price before financial hedging and physical forward sales can be attributed to fixed-price forward natural gas contracts entered into by the Trust in order to provide distribution stability for PET’s Unitholders, lock in gas prices on the AcquireCo acquisition and take advantage of a strong forward price curve for natural gas in the first half of 2006. As a result of this price management strategy, PET realized $51 million of additional revenue and cash flow in 2006.

•

In February 2006, PET completed the acquisition of AcquireCo for $91 million, adding 7.5 MMcf/d of operated high-netback shallow gas production in east central Alberta at the closing date of the acquisition. The corporate acquisition also provided the Trust with 54,000 net acres of year-round access undeveloped land and over 50 defined prospects which met PET’s risk profile. AcquireCo’s management team worked with PET through to the end of June 2006 in executing value-added capital projects on the lands acquired and identifying new low-risk, high deliverability prospects for future development.

•

PET executed its most ambitious winter capital spending program in its four year history in the first quarter of 2006: an $80 million program focused in northeast Alberta pursuing shallow natural gas drilling targets, production optimization activities such as recompletions and workovers, pipeline construction to tie-in production from new wells and plant efficiency improvement activities. Also included were seismic data acquisition and land purchases of $8 million. PET spent $45 million on its all-weather access properties primarily located in the Southern core area during the final three quarters of the year.

•

The Trust recorded $13 million in undeveloped land acquisition costs in 2006 which augmented the Trust’s substantial prospect inventory.

•

During the third quarter the Trust completed an internal restructuring in order to enhance the value of certain minor assets south of its Athabasca core area.  An experienced technical team was recruited and assets in the Radway/Abee area producing approximately 1.4 MMcf/d (the “Severo Assets”) were transferred to a newly formed private company, Severo Energy Corporation (“Severo” or the “Corporation”) in exchange for common shares of Severo valued at $2.00 per common share.  Severo also raised $2 million through a private placement of shares to employees and consultants of Severo and PET, priced at the same $2.00 per common share, in exchange for a collective 6 percent interest in the Corporation. The independent members of PET’s Board of Directors reviewed the transaction and determined the exchange to be at fair market value of the Severo Assets.  The remaining 94 percent of the Corporation is owned by the Trust and as such the financial results of Severo have been included in the consolidated results of the Trust.  The Severo Assets represent fragmented interests, many of which are non-operated; the Trust is confident that this approach will lead to value creation for Unitholders.

•

PET raised $36.3 million in 2006 through the Distribution Reinvestment Plan (“DRIP”), issuing 2,139,000 Trust Units at an average price of $16.96 per Trust Unit.

•

On April 6, 2006 PET closed its offering of $100 million of 6.25% convertible unsecured subordinated debentures (the “2006 6.25% Debentures”). The 2006 6.25% Debentures have a maturity date of April 30, 2011, are convertible into Trust Units at a price of $23.80 per Trust Unit.

•

In conjunction with PET’s capital spending programs and acquisition activity, the Trust continued to maintain financial discipline throughout 2006. PET’s ratio of total net debt, including convertible debentures, at December 31, 2006 to annualized fourth quarter cash flow measured 1.7 times.

FOURTH QUARTER 2006 HIGHLIGHTS

•

Production averaged 144.6 MMcf/d as compared to 153.7 MMcf/d for the fourth quarter of 2005. The drop in production was primarily related to the extremely cold weather in early November that caused unexpected downtime at several facilities for an extended period. Cash flow totaled $58.2 million for the quarter or $0.69 per Trust Unit as compared to $78.2 million or $0.96 per Trust Unit in the fourth quarter of 2005.

•

Capital spending totaled $24.1 million for the fourth quarter, including the drilling of 19 wells (13.0 net wells) primarily in east central Alberta with a 100 percent net success rate. Fourth quarter expenditures included $5 million recorded for capital activities budgeted for 2007.

•

PET finished planning and began the execution of a $80 million winter capital budget program targeting 25 to 35 MMcf/d of natural gas production additions through drilling, completion, tie-in and facility projects spread throughout the Trust’s three core areas in northeast Alberta.

•

Distributions for the fourth quarter of 2006 totaled $0.60 per Trust Unit, paid on November 15, 2006, December 15, 2006 and January 15, 2007. PET’s payout ratio for the quarter was 87.6 percent of its cash flow.

2007 OUTLOOK AND SENSITIVITIES

The following table shows PET’s estimate of key measures for 2007 based on PET’s hedging portfolio, production levels and the Trust’s estimated exploration and development capital expenditures and targeted results for the year under several different AECO gas price assumptions.

	Average AECO monthly index gas price ($/GJ) (4)
Cash flow outlook	$6.00	$7.00	$8.00	$9.00
Natural gas production (MMcf/d) (1)	153	153	153	153
Realized gas price ($/Mcf)	7.48	8.03	8.59	9.15
Cash flow (2) ($million)	231	254	276	299
Per Trust Unit (2) ($/Unit/month)	0.22	0.25	0.27	0.29
Payout ratio (2) (%)	65	59	54	50
Ending net debt to cash flow ratio (3) (times)	1.8	1.6	1.4	1.2

(1)  Annual production is based on the Trust’s most recent estimates in February 2007.

(2) These are non-GAAP terms; please refer to “Significant accounting policies and non-GAAP measures” in this MD&A.

(3)  Calculated as ending net debt (including convertible debentures) divided by annualized cash flow.

(4)  Average forward AECO price for March-December 2007 as at March 6, 2007 was $7.79/GJ.

Below is a table that shows sensitivities of PET’s 2007 estimated cash flow to operational changes and changes in the business environment:

		Impact on cash flow per Trust Unit
Cash flow sensitivity analysis ($ per Trust Unit)	Change	Annual	Monthly
Business Environment
Price per Mcf of natural gas	$ 0.25	0.07	0.006
Interest rate on debt	1%	0.03	0.003
Operational
Gas production volume	5 MMcf/d	0.09	0.007
Operating costs	$ 0.10/Mcf	0.07	0.006
Cash G&A expenses	$ 0.10/Mcf	0.07	0.006

The Trust’s outlook and sensitivities assume operating costs of $1.40 per Mcf, cash G&A expenses of $0.34 per Mcf and an interest rate on bank debt of 5.25 percent. Cash G&A expenses are equal to G&A expenses before Trust Unit-based compensation.

INCOME TAX PROPOSALS

PET has taken a leadership role with the Coalition of Canadian Energy Trusts (“CCET” or “the Coalition”), a united organization of publicly-traded energy trusts that is dedicated to engaging the Government of Canada (“Federal Government”) in meaningful consultation surrounding the tax proposals announced by the Federal Government on October 31, 2006, in an effort to effect change to the proposed legislation and develop alternative solutions that will address the concerns of all stakeholders.

On February 28, 2007, the House of Commons Standing Committee on Finance (the “Finance Committee”) delivered its report to Parliament on the proposed taxation of income trusts. The report summarizes written submissions and oral presentations received by the Finance Committee from more than 100 groups and individuals representing a wide range of stakeholders. This report is available on PET’s website at www.paramountenergy.com .

The Finance Committee concluded that while elements of the tax proposals could contribute to its goal of a fair and neutral tax system that promotes growth and competitiveness, additional actions are needed. Consequently, the following three recommendations were made in the Finance Committee report:

1)  The Federal Government should release the data and methodology it used to estimate the amount of federal tax revenue loss caused by the income trust sector.

2)  The Federal Government should separate the proposal to tax income trusts from the other sections of the Ways and Means Motion (i.e. pension income splitting, the 0.5% reduction in the corporate tax rate in 2011 and the increase in the age credit amount) and table it in a stand-alone piece of legislation for Members of Parliament to vote on.

3)  The Federal Government should implement one of the two following strategies:

a.

Reduce the proposed distribution tax to 10% from 31.5% (instituted immediately, but refundable to all Canadian investors), but continue the moratorium on new trust conversions while remaining open to representations from sectors that feel they may be well suited to the trust structure; or

b.

Extend the proposed transition period to 10 years from four years.

PET is encouraged that meaningful consultation on the proposed change in tax treatment of trusts has taken place. The finance committee review considered expert testimony on many sides of the issue and the committee found compelling evidence to put forward these recommendations. Now, we hope government will listen to the findings and modify its position. The Government of Canada has not yet responded to this report.

Although PET continues to believe that energy trusts should be exempt from the proposed legislation for many reasons outlined in a detailed report prepared by the CCET, PET encourages Unitholders to take immediate action and contact their Member of Parliament to voice support for adoption of the recommendations of the Finance Committee.

FOR OUR U.S. UNITHOLDERS

PET (OTCBB: PMGYF) is pleased to announce that it has been approved to have its company information made available via Standard & Poor's Market Access Program, an information distribution service that enables investors to gain greater accessibility to the trading of PET’s Trust Units  through “Blue Sky” statute eligibility. As part of the program, a full description of the Trust will be published in the Daily News section of Standard Corporation Records, a recognized securities manual for secondary trading in approximately 37 states under the Blue Sky Laws. The company information to be made available includes Unit price, volume, dividends, Trust Units outstanding, company financial position, and earnings. A public version of the site will be available at www.advisorinsight.com after Monday March 12, 2007.

Company information distributed through the Market Access Program is based upon information that Standard & Poor’s considers to be reliable, but neither Standard & Poor’s nor its affiliates warrant its completeness or accuracy, and it should not be relied upon as such.  This material is not intended as an offer or solicitation for the purchase or sale of any security or other financial instrument.

HIGHLIGHTS

FINANCIAL AND OPERATING HIGHLIGHTS	Three months ended December 31			Year ended December 31
($CDN thousands, except volume and per Trust Unit amounts)	2006	2005	% change	2006	2005	% change
FINANCIAL
Revenue, including realized gains and losses on financial instruments (2)	104,166	129,233	(19)	420,846	424,741	(1)
Cash flow (2)	58,166	78,200	(26)	236,653	260,218	(9)
Per Trust Unit (1) (2)	0.69	0.96	(28)	2.82	3.47	(19)
Net earnings (loss)	(68,254)	17,928	(481)	(18,850)	61,870	(130)
Per Trust Unit (1)	(0.80)	0.22	(464)	(0.22)	0.82	(127)
Cash distributions	50,968	58,990	(14)	221,789	205,032	8
Per Trust Unit (3)	0.60	0.72	(17)	2.64	2.72	(3)
Payout ratio (%) (2)	87.6	75.4	16	93.7	78.8	19
Total assets	805,764	820,408	(2)	805,764	820,408	(2)
Net bank and other debt outstanding (7)	245,484	166,975	47	245,484	166,975	47
Convertible debentures	157,391	64,888	143	157,391	64,888	143
Total net debt (7)	402,875	231,863	74	402,875	231,863	74
Unitholders’ equity	202,713	394,643	(49)	202,713	394,643	(49)
Capital expenditures
Exploration and development	24,104	11,402	111	138,259	59,896	131
Acquisitions, net	2,536	88	2,782	79,760	276,671	(71)
Other	456	718	(36)	1,267	1,267	-
Net capital expenditures	27,096	12,208	122	219,286	337,834	(35)
TRUST UNITS OUTSTANDING (thousands)
End of period	85,186	82,482	3	85,186	82,482	3
Weighted average	84,841	81,625	4	83,940	74,998	12
Diluted	84,841	82,804	2	83,940	75,738	11
March 5, 2007	86,032			86,032

FINANCIAL AND OPERATING HIGHLIGHTS CONTINUED	Three Months Ended December 31			Year Ended December 31
	2006	2005	% change	2006	2005	% change
OPERATING
Production
Total natural gas (Bcf) (8)	13.3	14.1	(6)	56.0	53.3	5
Average daily natural gas (MMcf/d) (8)	144.6	153.7	(6)	153.4	146.0	5
Per Trust Unit (cubic feet/d/Unit) (1)	1.70	1.88	(10)	1.83	1.94	(6)
Gas over bitumen deemed production (MMcf/d) (9)	19.8	21.6	(8)	20.8	22.4	(7)
Average daily (actual and deemed – MMcf/d) (8) (9)	164.4	175.3	(6)	174.2	168.4	3
Per Trust Unit (cubic feet/d/Unit) (1) (9)	1.94	2.15	(10)	2.08	2.25	(8)
Average natural gas prices ($/Mcf)
Before financial hedging and physical forward sales (10)	6.59	11.41	(42)	6.61	8.71	(24)
Including financial hedging and physical forward sales (10)	7.83	9.14	(14)	7.52	7.97	(6)
RESERVES (Bcf)
Proved (5) (6)	175.1	195.8	(11)	175.1	195.8	(11)
Proved plus probable (5) (6)	258.8	282.6	(8)	258.8	282.6	(8)
Per Trust Unit (Mcf/Unit) (4)	3.04	3.43	(11)	3.04	3.43	(11)
Estimated present value before tax ($ millions) (6)
Proved	605.4	849.7	(29)	605.4	849.7	(29)
Proved plus probable	811.0	1,041.9	(22)	811.0	1,041.9	(22)
LAND (thousands of net acres)
Total land holdings	2,637	2,420	9	2,637	2,420	9
Undeveloped land holdings	1,222	1,022	20	1,222	1,022	20
DRILLING (wells drilled gross/net)
Gas	19/13.0	15/7.7	27/69	148/111.8	102/54.6	45/105
Dry	-	-	-/-	4/1.9	4/4.0	-/(53)
Total	19/13.0	15/7.7	27/69	152/113.7	106/58.6	43/94
Success Rate	100/100	100/100	-/-	97/98	96/93	1/5

(1)

Based on weighted average Trust Units outstanding for the period.

(2)

This is a non-GAAP measure; please refer to “Significant accounting policies and non-GAAP measures” included in Management’s Discussion and Analysis.

(3)

Based on Trust Units outstanding at each cash distribution date.

(4)

Based on Trust Units outstanding at period end.

(5)

As evaluated by McDaniel & Associates Consultants Ltd. in accordance with National Instrument 51-101. See “Reserves” included in Management’s Discussion and Analysis. Natural gas reserves presented exclude royalty interest volumes of 2.2 Bcf in 2006 and 2.9 Bcf in 2005.

(6)

Discounted at 10 percent using consultant’s forecast pricing. Includes gas over bitumen royalty adjustments (2006 - $76.6 million, 2005 - $100.9 million) and gas over bitumen shut-in reserves (probable: 2006 – 21.6 Bcf and $34.1 million, 2005 – 25.1 Bcf and $25.8 million).

(7)

Net debt is measured as at the end of the period and includes net working capital (deficiency) before short-term financial instrument assets and liabilities related to the Trust’s hedging activities. Total net debt includes convertible debentures.

(8)

Production amounts are based on the Trust’s interest before royalties.

(9)

The Trust has 24.7 MMcf/d of natural gas production shut-in or denied production pursuant to various Alberta Energy and Utilities Board (“AEUB”) decision reports, corresponding shut-in orders or general bulletins or through correspondence in relation to an AEUB ID 99-1 application on or prior to July 1, 2004. Deemed production is not actual gas sales but represents shut-in gas that is the basis of the gas over bitumen financial solution during the period which is received monthly from the Alberta Crown as a reduction against other royalties payable.

(10)

PET’s commodity hedging strategy employs both financial forward contracts and physical natural gas delivery contracts at fixed prices or price collars. In calculating the Trust’s natural gas price before financial and physical hedging, PET assumes all natural gas sales based on physical delivery fixed-price or price collar contracts during the period were instead sold at AECO daily index.

Forward-Looking Information

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance. Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, general economic, market, regulatory and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

Paramount Energy Trust is a natural gas-focused Canadian energy trust.  PET’s Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbol “PMT.UN”, “PMT.DB”, “PMT.DB.A and PMT.DB.B”, respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 500, 630 – 4 Avenue SW  Calgary, Alberta, Canada  T2P 0J9

Telephone:  403 269-4400

Fax:  403 269-6336

Email:  info@paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor